UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Date of Report: February 21, 2013

Commission file number 1- 32479

TEEKAY LNG PARTNERS L.P.

(Exact name of Registrant as specified in its charter)

4th Floor

Belvedere Building

69 Pitts Bay Road

Hamilton, HM08 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40- F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐             No  ☒

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit I is a copy of an announcement of Teekay LNG Partners dated February 21, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY LNG PARTNERS L.P.

	By:	/s/ Peter Evensen
Peter Evensen
Date: February 21, 2013		Chief Executive Officer and Chief Financial Officer
(Principal Financial and Accounting Officer)

TEEKAY LNG PARTNERS L.P. 4th Floor, Belvedere Building, 69 Pitts Bay Road Hamilton, HM 08, Bermuda

EARNINGS RELEASE

TEEKAY LNG PARTNERS

REPORTS FOURTH QUARTER AND ANNUAL RESULTS

Highlights

•	Generated distributable cash flow of $53.6 million in the fourth quarter of 2012, an increase of 22 percent from the fourth quarter of 2011.

•	Declared fourth quarter 2012 cash distribution of $0.675 per unit.

•	On February 12, 2013, completed the previously-announced 50/50 joint venture with Exmar NV which owns and charters-in 25 vessels in the LPG carrier segment.

•	On December 12, 2012, ordered two LNG carrier newbuildings with options to order up to three additional vessels.

•	Total liquidity of approximately $495.0 million as at December 31, 2012.

Hamilton, Bermuda, February 21, 2013 – Teekay GP L.L.C., the general partner of Teekay LNG Partners L.P. (Teekay LNG or the Partnership) (NYSE: TGP), today reported the Partnership’s results for the quarter ended December 31, 2012. During the fourth quarter of 2012, the Partnership generated distributable cash flow(1) of $53.6 million, compared to $44.1 million in the same quarter of the previous year. The increase primarily reflects the incremental distributable cash flow resulting from the following acquisitions: a 52 percent interest in six liquefied natural gas (LNG) carriers acquired in February 2012; a 33 percent interest in two LNG carriers delivered between October 2011 and January 2012; and one Multigas carrier delivered in October 2011.

On January 18, 2013, the Partnership declared a cash distribution of $0.675 per unit for the quarter ended December 31, 2012. The cash distribution was paid on February 14, 2013 to all unitholders of record on February 4, 2013.

Recent Transactions

New LPG Joint Venture

In February 2013, the Partnership completed its joint venture agreement with Belgium-based Exmar NV to own and charter-in liquefied petroleum gas (LPG) carriers with a primary focus on the mid-size gas carrier segment. The joint venture entity, called Exmar LPG BVBA, took economic effect as of November 1, 2012 and includes 16 owned LPG carriers (including four newbuildings scheduled for delivery in 2014) and five chartered-in LPG carriers. In addition, the joint venture recently ordered another four medium-size gas carrier newbuildings with deliveries scheduled between 2015 and 2016, with options to order up to four additional vessels, which brings the total fleet size of Exmar LPG BVBA to 25 vessels, excluding options. For its 50 percent ownership interest in the joint venture, including newbuilding payments made prior to the November 1, 2012 economic effective date of the joint venture, Teekay LNG invested approximately $134 million of equity and assumed approximately $108 million of its pro rata share of existing debt and lease obligations as of the economic effective date, secured by certain vessels in the Exmar LPG BVBA fleet. Exmar LPG BVBA is in the process of refinancing the joint venture fleet and four of the newbuildings with a new $355 million debt facility which is currently in documentation.

(1)	Distributable cash flow is a non-GAAP financial measure used by certain investors to measure the financial performance of the Partnership and other master limited partnerships. Please see Appendix B for a reconciliation of this non-GAAP measure to the most directly comparable financial measure under United States generally accepted accounting principles (GAAP).

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LNG Newbuildings

In December 2012, Teekay LNG entered into an agreement with Daewoo Shipbuilding & Marine Engineering Co., Ltd., (DSME) of South Korea for the construction of two 173,400-cubic meter LNG carrier newbuildings, for a total purchase price of approximately $400 million, with options to order up to three additional vessels. The newbuildings will be constructed with M-type, Electronically Controlled, Gas Injection (MEGI) twin engines, which are expected to be significantly more fuel-efficient and have lower emission levels than engines currently being utilized in LNG shipping. The Partnership intends to secure long-term contract employment for both vessels prior to their scheduled deliveries in the first half of 2016.

“Teekay LNG continued to broaden its position as a leader in liquefied gas shipping during the fourth quarter, entering into a new joint venture with Exmar in the LPG carrier sector and placing orders for two LNG newbuilding carriers,” commented Peter Evensen, Chief Executive Officer of Teekay GP L.L.C. “Last week, the Partnership finalized its 50/50 joint venture with Exmar which will directly own and charter-in a fleet of 25 LPG carriers, including eight newbuildings. This accretive transaction provides Teekay LNG with immediate access to Exmar’s well-established commercial presence in the LPG market, including a sizeable contract of affreightment portfolio, and deep expertise in medium-sized gas carrier operations. In addition to providing exposure to the attractive fundamentals in the LPG shipping market, the newbuilding LPG carriers currently on order provide the Partnership with visible distributable cash flow growth.”

“With the Partnership’s recent orders for two 173,400 cubic meter LNG carrier newbuildings from DSME in South Korea, and options to order up to three additional vessels, the Partnership is also well positioned for the expected ramp-up in global LNG supply as several new liquefaction facilities are scheduled to commence operations in late-2015,” Mr. Evensen continued. “The vessels have manageable tail-weighted shipyard installment payments and, based on the increased demand for LNG carrier tonnage that is expected to coincide with the vessel delivery timeframe, we are confident that we will be able to secure attractive fixed-rate employment for these modern, fuel efficient, newbuilding vessels which will further contribute to the Partnership’s distributable cash flow growth.”

Mr. Evensen continued, “In our conventional tanker segment, during the fourth quarter, we agreed to amend the time-charter contracts for two of our Suezmax tankers which will result in a reduced cash flows for 24 months commencing October 1, 2012. However, we expect that increased cash flow from our recent LPG joint venture will more than offset any reduction in cash flows from these vessels during this period. Further to our recent growth transactions, the Partnership continues to actively bid on new LNG shipping and regasification projects and review opportunities to acquire quality on-the-water assets. With approximately $360 million of total liquidity as of December 31, 2012, giving pro forma effect for the Exmar LPG joint venture, we believe the Partnership is financially well-positioned for further growth.”

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Teekay LNG’s Fleet

The following table summarizes the Partnership’s fleet as of February 15, 2013, including vessels operated through the Exmar LPG BVBA joint venture:

	Number of Vessels
	Owned Vessels		In-Chartered Vessels		Newbuilds		Total
LNG Carrier Fleet	27	(i)	—		2		29
LPG/Multigas Carrier Fleet	17	(ii)	5	(iii)	8	(iii)	30
Conventional Tanker Fleet	11		—		—		11

Total	55		5		10		70

(i)	The Partnership’s ownership interests in these vessels ranges from 33 percent to 100 percent.
(ii)	The Partnership’s ownership interests in these vessels ranges from 50 percent to 99 percent.
(iii)	The Partnership has a 50 percent ownership interests in these vessels.

Financial Summary

The Partnership reported adjusted net income attributable to the partners(1) (as detailed in Appendix A to this release) of $38.5 million for the quarter ended December 31, 2012, compared to $29.8 million for the same period of the prior year. Adjusted net income attributable to the partners excludes a number of specific items that had the net effect of decreasing net income by $10.3 million and increasing net income by $10.6 million for the three months ended December 31, 2012 and 2011, respectively, as detailed in Appendix A. Including these items, the Partnership reported net income attributable to the partners, on a GAAP basis, of $28.2 million and $40.3 million for the three months ended December 31, 2012 and 2011, respectively.

For the year ended December 31, 2012, the Partnership reported adjusted net income attributable to the partners(1) (as detailed in Appendix A to this release) of $156.3 million, compared to $108.9 million for the same period of the prior year. Adjusted net income attributable to the partners excludes a number of specific items that had the net effect of decreasing net income by $32.6 million and $19.0 million for the years ended December 31, 2012 and 2011, respectively, as detailed in Appendix A. Including these items, the Partnership reported net income attributable to the partners, on a GAAP basis, of $123.7 million and $89.8 million for the years ended December 31, 2012 and 2011, respectively.

For accounting purposes, the Partnership is required to recognize the changes in the fair value of its derivative instruments on its consolidated statements of income. This method of accounting does not affect the Partnership’s cash flows or the calculation of distributable cash flow, but results in the recognition of unrealized gains or losses on the consolidated statements of income as detailed in footnotes 2 and 3 to the Summary Consolidated Statements of Income included in this release.

(1)	Adjusted net income attributable to the partners is a non-GAAP financial measure. Please refer to Appendix A to this release for a reconciliation of this non-GAAP measure to the most directly comparable financial measure under GAAP and information about specific items affecting net income which are typically excluded by securities analysts in their published estimates of the Partnership’s financial results.

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Operating Results

The following table highlights certain financial information for Teekay LNG’s two segments: the Liquefied Gas segment and the Conventional Tanker segment (please refer to the “Teekay LNG’s Fleet” section of this release above and Appendix C for further details).

	Three Months Ended			Three Months Ended
	December 31, 2012			December 31, 2011
	(unaudited)			(unaudited)
(in thousands of U.S. Dollars)	Liquefied Gas Segment	Conventional Tanker Segment	Total	Liquefied Gas Segment	Conventional Tanker Segment	Total
Net voyage revenues(i)	70,545	27,086	97,631	68,966	28,262	97,228
Vessel operating expenses	12,810	10,910	23,720	11,748	10,737	22,485
Depreciation and amortization	17,359	8,590	25,949	16,995	7,372	24,367

CFVO from consolidated vessels(ii)	54,285	13,069	67,354	55,468	15,428	70,896
CFVO from equity accounted vessels(ii) (iii)	38,498	—	38,498	20,005	—	20,005
Total CFVO(ii)	92,783	13,069	105,852	75,473	15,428	90,901

(i)	Net voyage revenues represents voyage revenues less voyage expenses, which comprise all expenses relating to certain voyages, including bunker fuel expenses, port fees, canal tolls and brokerage commissions. Net voyage revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Partnership’s website at www.teekaylng.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.
(ii)	Cash flow from vessel operations (CFVO) represents income from vessel operations before (a) depreciation and amortization expense, (b) amortization of in-process revenue contracts, (c) write down of vessels and (d) adjustments for direct financing leases to a cash basis. CFVO is included because certain investors use this data to measure a company’s financial performance. CFVO is not required by GAAP and should not be considered as an alternative to net income, equity income or any other indicator of the Partnership’s performance required by GAAP. Please see the Partnership’s website at www.teekaylng.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.
(iii)	The Partnership’s equity accounted investments for the three months ended December 31, 2012 and 2011 include the Partnership’s 40 percent interest in Teekay Nakilat (III) Corporation, which owns four LNG carriers; the Partnership’s 50 percent interest in the Excalibur and Excelsior Joint Ventures, which owns one LNG carrier and one regasification unit, respectively; and the Partnership’s 33 percent interest in three LNG carriers servicing the Angola LNG Project. The Partnership’s equity accounted investment for the three months ended December 31, 2012 also includes the Partnership’s 33 percent interest in one other LNG carrier that was delivered in early 2012 servicing the Angola LNG Project; and the Partnership’s 52 percent interest in MALT LNG Holdings ApS, the joint venture between the Partnership and Maurbeni Corporation, which acquired six LNG carriers on February 28, 2012.

Liquefied Gas Segment

Cash flow from vessel operations from the Partnership’s Liquefied Gas segment, excluding equity-accounted vessels, decreased to $54.3 million in the fourth quarter of 2012 from $55.5 million in the same quarter of the prior year. The decrease is mainly attributable to higher general and administrative costs related to an increase in business development activities.

Cash flow from vessel operations from the Partnership’s equity-accounted vessels in the Liquefied Gas segment increased to $38.5 million in the fourth quarter of 2012 from $20.0 million in the same quarter of the prior year. This increase was primarily due to the Teekay LNG-Marubeni joint venture’s acquisition of six LNG carriers from A.P. Moller Maersk A/P (the MALT LNG Carriers) in February 2012 and the acquisition of a 33 percent interest in two of the Angola LNG carriers from Teekay Corporation between October 2011 and January 2012.

Conventional Tanker Segment

Cash flow from vessel operations from the Partnership’s Conventional Tanker segment decreased to $13.1 million in the fourth quarter of 2012 from $15.4 million in the same quarter of the prior year, primarily as a result of amendments for two of the Partnership’s Suezmax tankers charter contracts which temporarily reduces the daily hire rate for each vessel by $12,000 from October 2012 until September 2014. However, during this period, if Suezmax spot tanker rates exceed the amended rates, the charterer will pay the Partnership the excess amount up to a maximum of the original daily charter rate.

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Liquidity

As of December 31, 2012, the Partnership had total liquidity of $495.0 million (comprised of $113.6 million in cash and cash equivalents and $381.4 million in undrawn credit facilities), compared to total liquidity of $558.9 million as of September 30, 2012. The change in liquidity during the fourth quarter of 2012 primarily reflects shipyard installment payments for the two LNG newbuildings ordered in December 2012. Giving pro forma effect to the Partnership’s equity contribution for the Exmar LPG joint venture transaction, the Partnership’s total liquidity at December 31, 2012 was approximately $360 million.

Conference Call

The Partnership plans to host a conference call on Friday, February 22, 2013 at 11:00 a.m. (ET) to discuss the results for the fourth quarter and fiscal year of 2012. All unitholders and interested parties are invited to listen to the live conference call by choosing from the following options:

•	By dialing (866) 322-2356 or (416) 640-3405, if outside North America, and quoting conference ID code 7443167.

•	By accessing the webcast, which will be available on Teekay LNG’s website at www.teekaylng.com (the archive will remain on the web site for a period of 30 days).

A supporting Fourth Quarter and Fiscal Year 2012 Earnings Presentation will also be available at www.teekaylng.com in advance of the conference call start time.

The conference call will be recorded and made available until Friday, March 1, 2013. This recording can be accessed following the live call by dialing (888) 203-1112 or (647) 436-0148, if outside North America, and entering access code 7443167.

About Teekay LNG Partners L.P.

Teekay LNG Partners is the world’s third largest independent owner and operator of LNG carriers, providing LNG, LPG and crude oil marine transportation services primarily under long-term, fixed-rate charter contracts with major energy and utility companies through its interests in 29 LNG carriers (including one LNG regasification unit and two newbuildings), 30 LPG/Multigas carriers (including five chartered-in LPG carriers and eight newbuildings) and 11 conventional tankers. The Partnership’s interests in these vessels range from 33 to 100 percent. Teekay LNG Partners L.P. is a publicly-traded master limited partnership (MLP) formed by Teekay Corporation (NYSE: TK) as part of its strategy to expand its operations in the LNG and LPG shipping sectors.

Teekay LNG Partners’ common units trade on the New York Stock Exchange under the symbol “TGP”.

For Investor Relations enquiries contact:

Kent Alekson

Tel: +1 (604) 609-6442

Website: www.teekaylng.com

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TEEKAY LNG PARTNERS L.P.

SUMMARY CONSOLIDATED STATEMENTS OF INCOME

(in thousands of U.S. Dollars, except units outstanding)

	Three Months Ended			Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2012	2012	2011	2012	2011
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
VOYAGE REVENUES	97,958	98,723	97,253	392,251	379,975

OPERATING EXPENSES
Voyage expenses	327	860	25	1,772	1,387
Vessel operating expenses	23,720	21,992	22,485	86,347	89,046
Depreciation and amortization	25,949	24,570	24,367	99,825	91,919
General and administrative	7,273	6,254	5,455	27,149	24,120
Write down of vessels(1)	29,367	—	—	29,367	—

	86,636	53,676	52,332	244,460	206,472

Income from vessel operations	11,322	45,047	44,921	147,791	173,503

OTHER ITEMS
Equity income(2)	29,634	21,098	8,189	78,866	20,584
Interest expense	(13,265)	(14,414)	(13,861)	(54,211)	(49,880)
Interest income	771	850	1,835	3,502	6,687
Realized and unrealized gain (loss) on derivative instruments(3)	14,373	(9,945)	(8,780)	(29,620)	(63,030)
Foreign exchange (loss) gain(4)	(6,255)	(6,248)	10,722	(8,244)	10,310
Other income (expense) – net	540	(305)	98	1,058	(818)

Net income	37,120	36,083	43,124	139,142	97,356

Net income attributable to:
Non-controlling interest	8,895	3,022	2,777	15,437	7,508
Partners	28,225	33,061	40,347	123,705	89,848

Limited partners’ units outstanding:
Weighted-average number of common and total units outstanding - basic and diluted	69,683,763	65,882,450	62,885,074	66,328,496	59,147,422
Total number of units outstanding at end of period	69,683,763	69,683,763	64,857,900	69,683,763	64,857,900

(1)	The carrying value of three of the Partnership’s conventional Suezmax tankers (the Tenerife Spirit, Algeciras Spirit and Huelva Spirit) was written down during the three months and year ended December 31, 2012 due to the expected termination of their time-charter contracts between August 2013 and April 2014. The estimated fair value was based on a discounted cash flow approach and such estimates of cash flows were based on existing time-charter contracts, lease obligations and budgeted operating costs.

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(2)	Equity income includes unrealized gains (losses) gains on derivative instruments as detailed in the table below.

	Three Months Ended			Year Ended
	December 31, 2012	September 30, 2012	December 31, 2011	December 31, 2012	December 31, 2011
Equity income	29,634	21,098	8,189	78,866	20,584
Proportionate share of unrealized gains (losses) on derivative instruments included in equity income	9,599	(870)	158	5,548	(5,956)

Equity income excluding unrealized gains (losses) on derivative instruments	20,035	21,968	8,031	73,318	26,540

(3)	The realized (losses) gains relate to the amounts the Partnership actually paid to settle derivative instruments and the unrealized gains (losses) relate to the change in fair value of such derivative instruments as detailed in the table below.

	Three Months Ended			Year Ended
	December 31, 2012	September 30, 2012	December 31, 2011	December 31, 2012	December 31, 2011
Realized (losses) gains relating to:
Interest rate swaps	(9,614)	(9,450)	(9,795)	(37,427)	(40,100)
Interest rate swaps terminations	—	—	(22,560)	—	(22,560)
Toledo Spirit time-charter derivative contract	945	—	(40)	907	(93)

	(8,669)	(9,450)	(32,395)	(36,520)	(62,753)

Unrealized gains (losses) relating to:
Interest rate swaps	21,442	(295)	(6,345)	5,200	(32,237)
Interest rate swaps terminations	—	—	22,560	—	22,560
Toledo Spirit time-charter derivative contract	1,600	(200)	7,400	1,700	9,400

	23,042	(495)	23,615	6,900	(277)

Total realized and unrealized gains (losses) derivative instruments	14,373	(9,945)	(8,780)	(29,620)	(63,030)

(4)	For accounting purposes, the Partnership is required to revalue all foreign currency-denominated monetary assets and liabilities based on the prevailing exchange rate at the end of each reporting period. This revaluation does not affect the Partnership’s cash flows or the calculation of distributable cash flow, but results in the recognition of unrealized foreign currency translation gains or losses in the consolidated statements of income

Foreign exchange (loss) gain includes realized gains relating to the amounts the Partnership received to settle the Partnership’s non-designated cross currency swap that was entered into as an economic hedge in relation to the Partnership’s Norwegian Kroner (NOK)-denominated unsecured bonds. The Partnership issued NOK 700 million unsecured bonds in May 2012 maturing in 2017. Foreign exchange (loss) gain also includes unrealized gains (losses) relating to the change in fair value of such derivative instruments, partially offset by unrealized gains (losses) on the revaluation of the NOK bonds as detailed in the table below:

	Three Months Ended			Year Ended
	December 31, 2012	September 30, 2012	December 31, 2011	December 31, 2012	December 31, 2011
Realized gains on cross-currency swaps	102	107	—	257	—
Unrealized gains (losses) on cross-currency swaps	4,516	3,077	—	(2,677)	—
Unrealized losses on revaluation of NOK bonds	(3,523)	(4,828)	—	(791)	—

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TEEKAY LNG PARTNERS L.P.

SUMMARY CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. Dollars)

	As at December 31,	As at September 30,	As at December 31,
	2012	2012	2011
	(unaudited)	(unaudited)	(unaudited)
ASSETS
Cash and cash equivalents	113,577	91,931	93,627
Restricted cash – current	34,160	31,361	—
Other current assets	19,244	19,327	18,837
Advances to affiliates	13,864	3,338	11,922
Restricted cash – long-term	494,429	496,309	495,634
Vessels and equipment	1,911,016	1,960,756	2,021,125
Advances on newbuilding contracts	38,624	—	—
Net investments in direct financing leases	403,386	404,981	409,541
Derivative assets	162,559	167,638	155,259
Investments in and advances to equity accounted joint ventures	409,735	388,722	191,448
Other assets	39,237	37,668	34,760
Intangible assets	109,984	113,731	120,950
Goodwill	35,631	35,631	35,631

Total Assets	3,785,446	3,751,393	3,588,734

LIABILITIES AND EQUITY
Accounts payable, accrued liabilities and unearned revenue	59,729	46,019	60,030
Current portion of long-term debt and capital leases	156,761	253,791	131,925
Advances from affiliates and joint venture partners	12,083	11,072	17,400
Long-term debt and capital leases	1,894,166	1,730,220	1,830,353
Derivative liabilities	296,295	328,930	293,218
Other long-term liabilities	112,138	111,310	116,099
Equity
Non-controlling interest(1)	41,294	32,434	26,242
Partners’ equity	1,212,980	1,237,617	1,113,467

Total Liabilities and Total Equity	3,785,446	3,751,393	3,588,734

(1)	Non-controlling interest includes a 30 percent equity interest in the RasGas II project (which owns three LNG carriers), a 31 percent equity interest in the Tangguh Project (which owns two LNG carriers), a 1 percent equity interest in the two Kenai LNG carriers, a 1 percent equity interest in the Excalibur joint venture (which owns one LNG carrier), and a 1 percent equity interest in the five LPG/Multigas carriers, which in each case the Partnership does not own.

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TEEKAY LNG PARTNERS L.P.

SUMMARY CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of U.S. Dollars)

	Year Ended December 31,
	2012	2011
	(unaudited)	(unaudited)
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES

Net operating cash flow	192,013	122,046

FINANCING ACTIVITIES
Proceeds from issuance of long-term debt	500,335	600,862
Debt issuance costs	(2,065)	(2,578)
Scheduled repayments of long-term debt	(84,666)	(290,940)
Prepayments of long-term debt	(324,274)	(383,000)
Scheduled repayments of capital lease obligations and other long-term liabilities	(10,161)	(89,350)
Proceeds from equity offering, net of offering costs	182,316	341,178
Advances to and from affiliates	—	27,048
(Increase) decrease in restricted cash	(31,217)	76,249
Cash distributions paid	(195,909)	(159,380)
Purchase of Skaugen Multigas Subsidiary	—	(114,466)
Advances to joint venture partners	(3,600)	—
Other	(385)	1,551

Net financing cash flow	30,374	7,174

INVESTING ACTIVITIES
Purchase of equity accounted investments	(170,067)	(57,287)
Receipts from direct financing leases	6,155	6,154
Expenditures for vessels and equipment	(39,894)	(64,685)
Other	1,369	(830)

Net investing cash flow	(202,437)	(116,648)

Increase in cash and cash equivalents	19,950	12,572
Cash and cash equivalents, beginning of the year	93,627	81,055

Cash and cash equivalents, end of the year	113,577	93,627

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TEEKAY LNG PARTNERS L.P.

APPENDIX A – SPECIFIC ITEMS AFFECTING NET INCOME

(in thousands of U.S. Dollars)

Set forth below is a reconciliation of the Partnership’s unaudited adjusted net income attributable to the partners, a non-GAAP financial measure, to net income attributable to the partners as determined in accordance with GAAP. The Partnership believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Partnership’s financial performance. The items below are also typically excluded by securities analysts in their published estimates of the Partnership’s financial results. Adjusted net income attributable to the partners is intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP.

	Three Months Ended		Year Ended
	December 31,	December 31,	December 31,	December 31,
	2012	2011	2012	2011
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net income – GAAP basis	37,120	43,124	139,142	97,356
Less:
Net income attributable to non-controlling interest	(8,895)	(2,777)	(15,437)	(7,508)

Net income attributable to the partners	28,225	40,347	123,705	89,848
Add (subtract) specific items affecting net income:
Write down of vessels(1)	29,367	—	29,367	—
Unrealized foreign exchange loss (gain)(2)	6,300	(10,722)	8,213	(10,310)
Unrealized (gains) losses from derivative instruments(3)	(23,042)	(23,615)	(6,900)	277
Unrealized (gains) losses from derivative instruments and other items from equity accounted investees(4)	(8,849)	677	(3,721)	6,790
Interest rate swap cancellation costs	—	22,560	—	22,560
Other items(5)	—	—	—	949
Non-controlling interests’ share of items above	6,497	507	5,650	(1,256)

Total adjustments	10,273	(10,593)	32,609	19,010

Adjusted net income attributable to the partners	38,498	29,754	156,314	108,858

(1)	The carrying value of three of the Partnership’s conventional Suezmax tankers (the Tenerife Spirit, Algeciras Spirit and Huelva Spirit) was written down during the three months and year ended December 31, 2012 due to the expected termination of their time-charter contracts between August 2013 and April 2014. The estimated fair value was based on a discounted cash flow approach and such estimates of cash flows were based on existing time-charter contracts, lease obligations and budgeted operating costs.
(2)	Unrealized foreign exchange losses (gains) primarily relate to the Partnership’s revaluation of all foreign currency-denominated monetary assets and liabilities based on the prevailing exchange rate at the end of each reporting period and unrealized loss on the cross-currency swap economically hedging the Partnership’s NOK bonds and exclude the realized gains relating to the cross currency swap for the NOK bonds.
(3)	Reflects the unrealized (gain) loss due to changes in the mark-to-market value of interest rate derivative instruments that are not designated as hedges for accounting purposes.
(4)	Reflects the unrealized (gain) loss due to changes in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes within the Partnership’s equity-accounted investments and $1.1 million, $0.8 million and $0.8 million of acquisition-related costs during the year ended December 31, 2012, and the three months and the year ended December 31, 2011, respectively, relating to the acquisition of the six MALT LNG Carriers. In addition, the three months and the year ended December 31, 2012 each includes a $0.8 million provision relating to a customer claim relating to a prior year.
(5)	Amount for the year ended December 31, 2011 relates to a one-time management fee associated with the portion of stock-based compensation grants to Teekay Corporation’s former President and Chief Executive Officer that had not yet vested prior to the date of his retirement on March 31, 2011.

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TEEKAY LNG PARTNERS L.P.

APPENDIX B – RECONCILIATION OF NON-GAAP FINANCIAL MEASURE

(in thousands of U.S. Dollars)

Description of Non-GAAP Financial Measure – Distributable Cash Flow (DCF)

Distributable cash flow represents net income adjusted for depreciation and amortization expense, non-cash items, estimated maintenance capital expenditures, unrealized gains and losses from derivatives, deferred income taxes and foreign exchange related items. Maintenance capital expenditures represent those capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by, the Partnership’s capital assets. Distributable cash flow is a quantitative standard used in the publicly-traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Distributable cash flow is not required by GAAP and should not be considered as an alternative to net income or any other indicator of the Partnership’s performance required by GAAP. The table below reconciles distributable cash flow to net income.

	Three Months Ended December 31, 2012	Three Months Ended December 31, 2011
	(unaudited)	(unaudited)
Net income:	37,120	43,124
Add:
Depreciation and amortization	25,949	24,367
Write down of vessels	29,367	—
Partnership’s share of equity accounted joint ventures’ DCF before estimated maintenance capital expenditures	27,748	12,359
Unamortized amount relating to swap cancellation costs	—	21,782
Unrealized foreign exchange loss (gain)	6,300	(10,722)
Less:
Unrealized gain on derivatives and other non-cash items	(25,089)	(23,130)
Estimated maintenance capital expenditures	(14,345)	(12,045)
Equity income	(29,634)	(8,189)

Distributable Cash Flow before Non-controlling interest	57,416	47,546
Non-controlling interests’ share of DCF before estimated maintenance capital expenditures	(3,817)	(3,442)

Distributable Cash Flow	53,599	44,104

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TEEKAY LNG PARTNERS L.P.

APPENDIX C – SUPPLEMENTAL SEGMENT INFORMATION

(in thousands of U.S. Dollars)

	Three Months Ended December 31, 2012
	(unaudited)
	Liquefied Gas Segment	Conventional Tanker Segment	Total
Net voyage revenues(1)	70,545	27,086	97,631
Vessel operating expenses	12,810	10,910	23,720
Depreciation and amortization	17,359	8,590	25,949
General and administrative	4,925	2,348	7,273
Write down of vessels	—	29,367	29,367

Income (loss) from vessel operations	35,451	(24,129)	11,322

	Three Months Ended December 31, 2011
	(unaudited)
	Liquefied Gas Segment	Conventional Tanker Segment	Total
Net voyage revenues(1)	68,966	28,262	97,228
Vessel operating expenses	11,748	10,737	22,485
Depreciation and amortization	16,995	7,372	24,367
General and administrative	3,398	2,057	5,455

Income from vessel operations	36,825	8,096	44,921

(1)	Net voyage revenues represents voyage revenues less voyage expenses, which comprise all expenses relating to certain voyages, including bunker fuel expenses, port fees, canal tolls and brokerage commissions. Net voyage revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Partnership’s website at www.teekaylng.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

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FORWARD LOOKING STATEMENTS

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding: future growth opportunities, including the Partnership’s ability to successfully bid for new LNG shipping and regasification projects, the Partnership’s ability to secure long-term contract employment for the DSME LNG carrier newbuildings and the Partnership’s ability to acquire quality on-the-water assets; increase in the Partnerships distributable cash flow resulting from newbuildings and joint ventures, including the Partnership’s two DSME LNG carrier newbuildings and Exmar LPG BVBA joint venture; the ability of cash flow from the Exmar LPG BVBA joint venture to offset the reduced cash flow in the conventional tanker segment; the success of the Partnership’s joint ventures, including the Exmar LPG BVBA joint venture; Exmar LPG BVBA’s ability to refinance its joint venture fleet and four newbuildings; the expected delivery dates for the Partnership’s newbuildings; the expected fuel-efficiency and emission levels of the DSME LNG carrier newbuilding; LNG and LPG shipping market fundamentals, including the future growth in global LNG supply, the balance of supply and demand of shipping capacity and shipping charter rates in these sectors; the Partnership’s financial position, including available liquidity; and the Partnership’s ability to secure additional accretive growth opportunities. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: availability of LNG shipping LPG shipping, floating storage, regasification and other growth project opportunities; changes in production of LNG or LPG, either generally or in particular regions; changes in trading patterns or timing of start-up of new LNG liquefaction and regasification projects significantly affecting overall vessel tonnage requirements; the Partnership’s ability to secure new contracts through bidding on project tenders and/or acquire existing on-the-water assets; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; the potential for early termination of long-term contracts of existing vessels in the Teekay LNG fleet; and the inability of the Partnership to renew or replace long-term contracts on existing vessels or attain fixed-rate long-term contracts for newbuilding vessels; the Partnership’s ability to raise financing to purchase additional vessels or to pursue other projects; changes to the amount or proportion of revenues, expenses, or debt service costs denominated in foreign currencies; competitive dynamics in bidding for potential LNG or LPG projects; and other factors discussed in Teekay LNG Partners’ filings from time to time with the SEC, including its Report on Form 20-F for the fiscal year ended December 31, 2011. The Partnership expressly disclaims any obligation to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Partnership’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

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